# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Upstart Holdings, Inc., CIK 0001647639
CUSIP: 91680M107
Title of class of securities: Common Stock, par value $0.0001 per share (the "Shares")
Address of issuer's principal executive offices: 2950 S. Delaware Street, Suite 410, San Mateo, California (CA), 94403
Date of event which requires filing of this statement: 10/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001721695

## Reporting persons
- Citadel Securities GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,500,982; sole dispositive power 0; shared dispositive power 4,500,982; aggregate amount beneficially owned 4,500,982 (4.7% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 96,217,742 Shares as of July 29, 2025 (according to the issuer's Form 10-Q/A as filed with the Securities and Exchange Commission on August 6, 2025). Except as described in the preceding sentence, all Shares for the holdings of the reporting persons reported in this Schedule 13G are as of the opening of the market on October 9, 2025.
- Citadel Securities LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,992,564; sole dispositive power 0; shared dispositive power 2,992,564; aggregate amount beneficially owned 2,992,564 (3.1% of the class)
- Citadel Securities Group LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,500,982; sole dispositive power 0; shared dispositive power 4,500,982; aggregate amount beneficially owned 4,500,982 (4.7% of the class)
- Citadel Advisors LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Citadel Advisors Holdings LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Citadel GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kenneth Griffin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,500,982; sole dispositive power 0; shared dispositive power 4,500,982; aggregate amount beneficially owned 4,500,982 (4.7% of the class)

## Item 1. Issuer
Name of issuer: Upstart Holdings, Inc.
Address of issuer's principal executive offices: 2950 S. Delaware Street, Suite 410 San Mateo, CA, 94403

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Citadel Securities GP LLC ("CSGP"), Citadel Securities LLC ("Citadel Securities"), Citadel Securities Group LP ("CALC4"), Citadel Advisors LLC ("Citadel Advisors"), Citadel Advisors Holdings LP ("CAH"), Citadel GP LLC ("CGP"), and Mr. Kenneth Griffin (collectively with CSGP, Citadel Securities, CALC4, Citadel Advisors, CAH, and CGP, the "Reporting Persons") with respect to the Shares of the above-named issuer owned by Citadel Securities, CRBU Holdings LLC, a Delaware limited liability company ("CRBH"), and Citadel Securities Principal Strategies LLC, a Delaware limited liability company ("CSP"). Such owned Shares may include other instruments exercisable for or convertible into Shares.

CALC4 is the non-member manager of Citadel Securities, CRBH, and CSP. CSGP is the general partner of CALC4. CAH is the sole member of Citadel Advisors. CGP is the general partner of CAH. Mr. Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP and CSGP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 830 Brickell Plaza, Miami, Florida 33131.
Citizenship: Each of CSGP, Citadel Securities, Citadel Advisors, and CGP is organized as a limited liability company under the laws of the State of Delaware. Each of CALC4 and CAH is organized as a limited partnership under the laws of the State of Delaware. Mr. Griffin is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1. Citadel Securities LLC may be deemed to beneficially own 2,992,564 Shares.

2. Each of Citadel Securities Group LP and Citadel Securities GP LLC may be deemed to beneficially own 4,500,982 Shares.

3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own 0 Shares

4. Mr. Griffin may be deemed to beneficially own 4,500,982 Shares.
Percent of class:
1. The number of Shares that Citadel Securities LLC may be deemed to beneficially own constitutes 3.1% of the Shares outstanding.

2. The number of Shares that each of Citadel Securities Group LP and Citadel Securities GP LLC may be deemed to beneficially own constitutes 4.7% of the Shares outstanding.

3. The number of Shares that each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own constitutes 0.0% of the Shares outstanding.

4. The number of Shares that Mr. Griffin may be deemed to beneficially own constitutes 4.7% of the Shares outstanding.
Sole power to vote or to direct the vote:
1. Citadel Securities LLC: 0

2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 0

3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 0

4. Mr. Griffin: 0
Shared power to vote or to direct the vote:
1. Citadel Securities LLC: 2,992,564

2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 4,500,982

3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 0

4. Mr. Griffin: 4,500,982
Sole power to dispose or to direct the disposition:
1. Citadel Securities LLC: 0

2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 0

3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 0

4. Mr. Griffin: 0
Shared power to dispose or to direct the disposition:
1. Citadel Securities LLC: 2,992,564

2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 4,500,982

3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 0

4. Mr. Griffin: 4,500,982

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Citadel Securities GP LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (10/09/2025)
- Citadel Securities LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (10/09/2025)
- Citadel Securities Group LP: /s/ Seth Levy, Seth Levy, Authorized Signatory (10/09/2025)
- Citadel Advisors LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (10/09/2025)
- Citadel Advisors Holdings LP: /s/ Seth Levy, Seth Levy, Authorized Signatory (10/09/2025)
- Citadel GP LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (10/09/2025)
- Kenneth Griffin: /s/ Seth Levy, Seth Levy, attorney-in-fact* (10/09/2025)
Comment: * Seth Levy is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Advisors LLC on Schedule 13G for Allakos Inc. on October 13, 2023.